September 9, 2019

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC20549

Attention: Mr. David Manion

Re:	Mondrian Funds – Gallery Trust (File No. 811-23091)

Mr. Manion:

This letter responds to the comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for Mondrian Funds – Gallery Trust, (the “Trust”) in a telephone conversation on July 10, 2019. The comments relate to the Trust’s October 31, 2018 annual report to shareholders filed on Form N-CSR. SEI provides the Trust with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust.

We have reproduced the substance of your comments below, followed by the Trust’s response.

SEC Comment 1

The Mondrian Emerging Markets Equity Fund had a 31.0% sector weighting in Financials as of October 31, 2019. Consider including sector risk disclosure in future updates.

SEI Response to Comment 1

The Trust will consider including sector risk disclosure to the extent that the Mondrian Emerging Markets Equity Fund expects to continue to have material exposure to the financial sector.

SEC Comment 2

The Mondrian International Government Fixed Income Fund website reflects gross expenses of 0.85% while the prospectus discloses gross expenses of 0.65%. Please provide an explanation of the differences in this fund’s gross expenses in the fund’s registration statement compared to other sources.

©2019 SEI	1

SEI Response to Comment 2

At the time of the Fund’s prospectus filing, the 0.65% gross expenses were estimated based on the Fund’s expenses during its operations for the period from the reorganization from Laudus Mondrian International Government Fixed Income Fund (“Laudus”) through October 31, 2018 and not based on the historical gross expenses of Laudus.

SEC Comment 3

The financial statements for the fiscal year ended October 31, 2018 reflected that one fund paid capital gains and the other two did not. On the N-CEN report dated January 14, 2019, the response to Item B-23 reflects that all three funds paid capital gains. Please confirm which is accurate and file an amended N-CEN if necessary.

SEI Response to Comment 3

The Trust has confirmed that the annual report is presented accurately and that the N-CEN needs to be amended. An amended N-CEN was filed on September 9, 2019.

SEC Comment 4

The Trust’s annual report discloses that the funds ‘may’ invest in derivatives. It is recommended that the Trust include more definitive language with respect to fund investments in derivatives.

SEI Response to Comment 4

The Trust agrees and will tailor future disclosure to reflect actual fund investments in derivatives.

Please contact Stephen Connors at (610) 676-3632 if you have any questions or comments.

Very truly yours,

/s/ Stephen P. Connors

Stephen P. Connors
Treasurer, Controller and Chief Financial Officer

cc:	Mike Beattie Dianne Descoteaux

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